Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

August 11, 2020

            Re:      Kid Castle Educational Corporation

Registration Statement on Form 10

Filed June 11, 2020

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Registration Statement on Form 10 filed June 11, 2020

Business, page 4

1.      We note that the company experienced difficulty submitting its registration package to the Delaware Secretary of State in 2019. Please revise your risk factor disclosure, as necessary, to disclose whether there are any liabilities that may have accrued, including any material agreements that may be unenforceable, as a result of the failure to properly register with the State.

This has been revised and updated to add a disclosure that any liabilities that may have accrued and material agreement that was entered into by the company during the period between March 22, 2011 and January 2019 could be void and unenforceable.

Corporate History, page 4

2.       Please revise your corporate history to discuss the circumstances surrounding the filing of your Form 15D in 2010, the founding of the specialty pharmaceutical company in 2014, and the resumption of your public filings in 2019.

This has been addressed revised and updated.

Business Overview, page 5

3.      We note your reference to two marketplaces in the fifth paragraph of this section. Please explain how these marketplaces operate and their importance to your business.

This has been revised and updated.

4.      Refer to the sixth paragraph of this section. With a view toward providing investors additional insight into your prospective operations, please expand your disclosure to describe, if material, the nature and scope of the five CBD operations that you intended  to acquire.

This has been revised and updated to include the nature and scope of the five CBD operations.

Mission Statement, page 6

5.      You disclose on page 6 your intent to "revolutionize and standardize the pharmaceuticals and non-pharmaceuticals CBD products formulations and applications." Please revise your registration statement to more fully explain why you believe that the industry requires revolution and standardization. Specifically, it is unclear what operational challenges you perceive, in what quantifiable measures these challenges hinder productivity and profitability, and why your methods solve the problems you perceive. In addition, please provide prominent disclosure throughout your registration statement to address how your lack of resources is likely to affect your ability to bring industry-wide reform.

We have revised and updated this section with the necessary disclosures.

Leverage, page 7

6.      In the third sentence of this section, you state that the company may borrow up to 150% of the value of the underlying assets. Please file your credit agreements as material exhibits with your next amendment. In addition, please disclose the dollar amount that you may borrow under your credit agreements.

We have updated this section to remove the referenced item and also disclose the absence of a credit agreement.

Our Financing Strategy, page 7

7.      Please clarify the reference to your "investment guidelines" in the second paragraph of this section. Similarly, please revise at page 8 to describe the number of companies and the current level of diversity in your portfolio.

We have revised updated this section.

Risk Factors, page 10

8.      We note your disclosure regarding the necessity to your business of obtaining facility registration from the DEA, obtaining appropriate state registrations, submitting research protocol to the DEA, obtaining and maintaining a DEA researcher registration, and obtaining a Schedule II importer registration. Please revise to clarify that you have not obtained these registrations or submitted these protocols, that you may never obtain  these registrations or submit these protocols, and that failure to do so will result in material adverse harm to your business and, if true, an inability to commence operations.

We have revised updated this section to include the disclosure

General, page 30

9.      We note your disclosure in the first paragraph that your discussion and analysis are based on Pacific Ventures’ audited financial report. Please revise to provide a discussion and analysis based on your financial information.

We have revised and updated this section

Plan of Operations for the Next Twelve Months, page 31

10.  Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets. In addition, please clarify your reference to "proprietary trading" in this section. Finally, we note that your disclosure regarding the current status of your operations is inconsistent throughout your filing; please revise to describe your current operations versus your intended operations. In this regard, we note as an example only that your disclosure states both that you have no operations to date and that your "operations have consisted of the preliminary formulation, testing and development of [y]our initial product candidates."

We have revised and updated this section to include detailed 12 months plan of operation as well as to clarify the status of our current operation.

11.  We note that your proposed business includes gaining ownership in cannabis-related companies; partnering with farmers to "grow farm bill compliant hemp biomass"; partnering with extract facilities; standardizing CBD process control, protocols, and formulations (which includes ethanol extraction, winterization, rounds of rotary evaporation, decarboxylation extraction, testing, packaging and distribution, the "Standardization Process"); and conducting research on, developing and seeking FDA approval for product candidates.

•         Please revise your disclosure to enhance the description of each anticipated line of business.

•         Please explain how you plan to develop the Standardization Process and introduce it to cannabis industry.

•         Please disclose the nature of your product candidates.

In addition, we note your intention to partner with extract facilities "who manufacture hemp-based ingredients to meet the specific needs medical products in form of asset-backed loans, business property mortgages and other medical products to qualified individuals/businesses in the legal-CBD businesses." This description is unclear; please revise.

We have revised and updated this section to show that our focus is CBD businesses and products, even though we would be categorized alongside the cannabis industry.  Our disclosure included the cannabis-related industry disclosure because of how the market sees CBD businesses.  As at the date of our filing, the Company does not currently, nor does it intend, in the future to, maintain an ownership interest in any cannabis growing, marijuana dispensaries or production facilities. The Company does not grow, process, own, handle, transport, or sell cannabis or marijuana as the Company is organized and directed to operate strictly in accordance with all applicable state and federal laws.

Liquidity and Capital Resources, page 34

12.  Please include a discussion of your "other investments" reflected in the Statements of Cash Flows including consideration paid. For example we note you acquired CannabidiolHemp in November 2019.

We have revised and updated this section

Results of Operations, page 34

13.  Please explain what you mean by your statement "We do not have enough information to recognize either revenue or expenses in the periods under review".

We have revised this section and updated our financial statements in accordance with Rule 8-08 of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 34

14.  Your disclosure on page 30 states you sold one million preferred shares to Cannabinoid Biosciences, Inc. on October 21, 2019. Following the sale, the purchaser converted 70,000 of the preferred shares for 70,000,000 shares of your common stock and on November 8, 2019, the purchaser elected to convert 830,000 of the preferred shares into 830,000,000 shares of your common stock. It appears there are 100,000 preferred shares outstanding after the conversions. We note your Security Ownership of Certain Beneficial Owners and Management table on page 35 presents beneficial ownership of 900,000,000 preferred shares for Cannabinoid Biosciences, Inc. Please reconcile the balances presented in the table and make any necessary corrections.

We have revised this section and updated the beneficial ownership spreadsheet.

Directors and Executive Officers, page 35

15.  Please revise to disclose the business experience of Mr. Igwealor during the past five years.

We have revised and updated this section the business experience of Mr. Igwealor during the past five years.

Executive Compensation, page 37

16.  Please revise the narrative disclosure in this section to clarify whether your named executives were paid any compensation in fiscal year 2019. In addition, please revise under "Linkage between compensation programs and Company objectives and values" to disclose all performance targets related to the payment of your executive compensation for fiscal year 2019. In this regard, please remove reference in this sub-section to "fiscal 2008."

We have revised and updated this section

Report of Independent Registered Public Accounting Firm, page 47

17.  The report states you had a negative cash flow from operations amounting to $143,944 for the year ended December 31, 2019 whereas your Statements of Cash Flows discloses net cash flows used in operating activities of $153,364. Please correct the discrepancy as appropriate.

We have revised and updated this section

Financial Statements, page 49

18.  We note the report of your independent registered public accounting firm states the December 31, 2018 financial statements had not been audited and were included for comparative presentation purposes only. Please revise your filing to provide audited financial statements for each of the most recent two fiscal years. Refer to Article 8.02 of Regulation S-X.

This has been revised.

19.  In addition, please revise your filing to include updated interim financial statements as required by Article 8.08 of Regulation S-X.

We have updated this section to include financial info as at March 31, 2020.

Statements of Changes in Shareholders’ Deficit, page 51

20.  We note the total shareholders' equity presented here does not agree to shareholders' equity presented on your consolidated balance sheet at December 31, 2019. Please reconcile and make any necessary corrections.

This has been revised and updated.

21.  Please tell us your consideration of including preferred stock in your Statements of Changes in Shareholders' Deficit.

We have 100,000 shares of Preferred stocks issued and outstanding as at the date of the filing.  We have updated our shareholders’ equity section to include the Preferred stocks and also reflect our balance sheet.

Note 1. Nature of Operations

Nature of Business, page 53

22.  Please expand your description of the share exchange transaction with Cannabinoid Biosciences, Inc. to include disclosure of the following:

•          how you accounted for the transaction;

•          the amount of consideration received for the sale of the preferred shares;

•         a description of the financial statements included as a result of the transaction and change in control; and,

•         information to enable users to evaluate the adjustments recognized relating to the share exchange including those adjustments in your reconciliation of the changes in shareholders' deficit "Effect of Merger with CBDX."

This has been revised.

23.  Please revise to clarify the Cumulative Restructuring adjustments in 2018 and 2019 disclosed in your Statements of Changes in Shareholders' Deficit.

This has been revised to explain Cumulative Restructuring adjustments to reflect the consolidation of Cannabinoid Biosciences, Inc’s shareholders’ equity into the Company’s consolidated financial statements.

Note 10. Subsequent Events, page 62

24.  Please revise to clearly state the date through which you evaluated subsequent events and whether that date is the date the financial statements were issued or were available to be issued. In this regard, you disclose in Note 3 on page 58 that you evaluated all events or transactions that occurred from January 1, 2020 to April 2, 2020 and the audit report was dated May 26, 2020. Refer to ASC 855-10-50.

This has been revised.

Exhibits

25.  Please update your exhibit index to incorporate by reference to your articles of incorporation and material agreements, as required by Item 601(b) of Regulation S-K. In this regard, we note the exhibit index to your Form 10-K filed on June 15, 2020. Please reconcile.

This has been updated.

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation